EXHIBIT 99.1

Golar and Black & Veatch Announce Collaboration in Floating Ammonia Production, Carbon Capture, Green LNG and other emerging technologies

Golar LNG Limited (“Golar” or “the Company”) announces today that it has agreed with Black & Veatch Corporation (“B&V”) to expand on their long-standing FLNG relationship and enter into a collaboration agreement in the field of floating ammonia production, carbon capture, green LNG and hydrogen. Golar brings to the relationship its deep experience of delivering and operating paradigm shifting low cost floating LNG infrastructure that works, and B&V, as a leading provider of LNG technology also bring a deep expertise in green technologies. Within 2020, Golar and B&V intend to jointly publish a thought leadership paper on our first area of interest for collaboration, floating ammonia production with carbon capture and storage (“Floating Blue Ammonia”). In subsequent months, Golar and B&V intend to continue to jointly publish our thoughts as we focus in on the technical and commercial viability of the most prospective floating applications of the green and blue technologies and areas of interest that we intend to investigate together.

Any project development and implementation that follows the initial research and investigation stages above will be subject to a separate commercial agreement between the two companies.

Golar CEO Iain Ross commented “replacement of coal, fuel oil and diesel with cleaner burning LNG represents one of the easiest and most cost-effective near-term steps to decarbonize the worlds energy mix.  Golar and Hygo Energy Transition are extremely well positioned to drive this with their low-cost quick delivery infrastructure solutions and emerging use of BIO LNG.  The next step is to plan for a net zero carbon energy mix.  As a company with an established history of championing and delivering disruptive solutions to problems in its industry, and a serious and continuous commitment to its ESG agenda, Golar looks forward to working with a likeminded and equally capable partner, in the field of floating ammonia and hydrogen production, carbon capture, and other decarbonisation initiatives.”

“This collaboration builds on years of delivering commercial and technology innovation with Golar, a visionary in monetizing natural gas reserves,” said Hoe Wai Cheong president of Black & Veatch’s oil and gas business. “Given hydrogen and ammonia’s use in many energy-intensive industries we can make meaningful progress in lowering the carbon footprint and help these industries meet new sustainability commitments.”

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

November 19, 2020